UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. )


                             NEXEN INCORPORATED
               (f/k/a Canadian Occidental Petroleum Limited)
-----------------------------------------------------------------------------
                              (NAME OF ISSUER)

                               COMMON SHARES
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                       (TITLE OF CLASS OF SECURITIES)

                                 65334H102
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                               (CUSIP NUMBER)

                              January 15, 2000
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          (Date of Event Which Requires Filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [X]   Rule 13d-1(b)
              [ ]   Rule 13d-1(c)
              [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13G
CUSIP No.  65334H102


1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          JARISLOWSKY, FRASER LIMITED

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                  (see instructions)     (b)  [ ]

3   SEC USE ONLY

4   CITZENSHIP OR PLACE OF ORGANIZATION

          CANADA

  NUMBER OF      5  SOLE VOTING POWER

   SHARES                8,316,539

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH            152,000

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH              8,468,539

                 8  SHARED DISPOSITIVE POWER

                         0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,468,539

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.07%

12  TYPE OF REPORTING PERSON (See Instructions)

          IA

                             SCHEDULE 13G

This statement on Schedule 13G (this "Statement") is being filed by Jarislowsky, Fraser Limited ("JFL") and relates to the Common Shares
(the "Common Stock") of Nexen Incorporated (formerly known as Canadian Occidental Petroleum Limited) (the "Issuer"). JFL is a registered investment adviser and has discretionary authority with respect to the investments of, and acts as agent for, its clients. The Common Stock reported in this Statement as beneficially owned by JFL as of December 31, 2000 is held in JFL's client accounts and the filing of this Statement shall not be construed as an admission that JFL (or any of its principals) is, for purposes of Section 13 of the Exchange Act, the beneficial owner of such securities.

ITEM 1(A).  NAME OF ISSUER:

               Nexen Incorporated

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               635 8th Avenue SW
               Calgary, AB
               Canada TZP 321

ITEM 2(A).  NAME OF PERSON FILING:

               Jarislowsky, Fraser Limited

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               1010 Sherbrooke St. West
               Suite 2005
               Montreal, Quebec
               Canada H3A 2R7

ITEM 2(C).  CITIZENSHIP:

               Canada

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

               Common Shares

ITEM 2(E).  CUSIP NUMBER:

               65334H102

ITEM 3. THIS STATEMENT IS BEING FILED PURSUANT TO RULE 13(d)-1(b) BECAUSE THE REPORTING PERSON FILING IS AS FOLLOWS:

               (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

               (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

               (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

               (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e)  [X] An investment adviser in accordance
                    with ss.240.13d-1(b)(1)(ii)(E).

               (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

               (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

               (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

               (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

               (j)  [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant toss.240.13d-1(c), check this box [ ].

ITEM 4.      OWNERSHIP

             (a)   Amount beneficially owned:  8,468,539 shares

             (b)   Percent of class: 7.07%

             (c)   Number of shares as to which such person has:

                   (i)     Sole power to vote or direct the vote:
                           8,316,539

                   (ii)    Shared power to vote or to direct the vote:
                           152,000

                   (iii)   Sole power to dispose or direct the
                           disposition of:
                           8,468,539

                    (iv)   Shared power to dispose or to direct the
                           disposition of:   0

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
              ANOTHER PERSON

              Clients of JFL have the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock reported as beneficially owned by JFL. No client of JFL beneficially owns more than five percent of Issuers Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITIES BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

             Not applicable.

ITEM 10.     CERTIFICATION

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 2001

                                  Janislowsky, Fraser Limited



                                  BY: /s/ Erin P. O'Brien
                                     ----------------------------
                                     Name:  Erin P. O'Brien
                                     Title: Assistant Treasurer & Partner